As confidentially submitted to the U.S. Securities and Exchange Commission on February 3, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.
File No. 001-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Knife River Holding Company
(Exact name of Registrant as specified in its charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	92-1008893 (I.R.S. Employer Identification No.)

1150 West Century Avenue, Bismarck, ND (Address of Principal Executive Offices)	58503 (Zip Code)
(701) 530-1400
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of exchange on which each class is to be registered
Common Stock, $0.01 par value	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE
We are omitting our financial statements for each of the nine months ended September 30, 2022 and 2021, the balance sheet for the year ended December 31, 2020, and the financial statements for the year ended December 31, 2019, because they relate to historical periods that are believed will not be required to be included in the registration statement at the time of the initial public filing of the registration statement. Knife River Holding Company intends to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment, at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange. Operations for Knife River Holding Company have not yet commenced, and the organization has nominal assets and liabilities.

KNIFE RIVER HOLDING COMPANY

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1.	Business.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and Distribution,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.	Risk Factors.
The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.
Item 2.	Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to Financial Statements” and the financial statements referenced therein. Those sections and such financial statements are incorporated herein by reference.
Item 3.	Properties.
The information required by this item is contained under the section of the information statement entitled “Business.” That section is incorporated herein by reference.
Item 4.	Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5.	Directors and Executive Officers.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Board of Directors and Corporate Governance.” Those sections are incorporated herein by reference.
Item 6.	Executive Compensation.
The information required by this item is contained under the section of the information statement entitled “Executive Compensation.” That section is incorporated herein by reference.
Item 7.	Certain Relationships and Related Transactions.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.
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Item 8.	Legal Proceedings.
The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.
Item 9.	Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy,” “Capitalization,” and “Description of Knife River Holding Company’s Capital Stock.” Those sections are incorporated herein by reference.
Item 10.	Recent Sales of Unregistered Securities.
The information required by this item is contained under the sections of the information statement entitled “Description of Material Indebtedness” and “Description of Knife River Holding Company’s Capital Stock—Sale of Unregistered Securities.” These sections are incorporated herein by reference.
Item 11.	Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy,” and “Description of Knife River Holding Company’s Capital Stock.” Those sections are incorporated herein by reference.
Item 12.	Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Description of Knife River Holding Company’s Capital Stock—Limitations on Liability, Indemnification of Officers and Directors and Insurance.” That section is incorporated herein by reference.
Item 13.	Financial Statements and Supplementary Data.
The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section and such financial statements are incorporated herein by reference.
Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15.	Financial Statements and Exhibits.
(a)	Financial Statements
The information required by this item is contained under the sections of the information statement entitled “Selected Historical Consolidated Financial Statements,” “Unaudited Pro Forma Consolidated Financial Statements,” and “Index to Financial Statements” and the financial statements referenced therein. Those sections and such financial statements are incorporated herein by reference.
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(b)	Exhibits
The following documents are filed as exhibits hereto:
Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between MDU Resources Group, Inc. and Knife River Holding Company*
2.2	Form of Transition Services Agreement by and between MDU Resources Group, Inc. and Knife River Holding Company*
2.3	Form of Tax Matters Agreement by and between MDU Resources Group, Inc. and Knife River Holding Company*
2.4	Form of Employee Matters Agreement by and between MDU Resources Group, Inc. and Knife River Holding Company*
3.1	Form of Amended and Restated Certificate of Incorporation of Knife River Holding Company*
3.2	Form of Amended and Restated Bylaws of Knife River Holding Company*
4.1	Form of Stockholder and Registration Rights Agreement by and between MDU Resources Group, Inc. and Knife River Holding Company*
10.1	Form of Knife River Holding Company Long-Term Performance-Based Incentive Plan*
21.1	List of Subsidiaries*
99.1	Information Statement of Knife River Holding Company, preliminary and subject to completion, dated [ ], 2023
*	To be filed by amendment.
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SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Knife River Holding Company

By:
	Name:	[ ]
	Title:	[ ]
Date: [   ], 2023
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